UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. (“GasLog”) on May 3, 2021 with respect to a special general meeting of shareholders to approve the previously announced take private transaction with BlackRock’s Global Energy & Power Infrastructure Team is attached hereto as Exhibit 99.1.

GasLog also hereby furnishes the proxy statement and the form of proxy card for the special general meeting of shareholders to be held in virtual format through a live webcast on June 4, 2021 at 8:30 A.M. (Eastern time) (the “Special Meeting”). Copies of the proxy statement (including the form of proxy card) are attached hereto as Exhibit 99.2.

Additional Information and Where to Find It

In connection with the Special Meeting, GasLog will send to its shareholders of record as of the record date of April 30, 2021, and will forward for distribution to beneficial holders who hold their shares through a bank, broker or other nominee serving as a record holder as of the record date, the proxy statement describing the merger proposal to be voted upon at the meeting, as well as logistical information related to the Special Meeting. Along with the proxy statement, GasLog will also send and forward a proxy card enabling shareholders to submit their votes on the merger proposal.

This communication is not a substitution for the proxy statement or for any other documents that GasLog may furnish to the Securities and Exchange Commission (“SEC”) or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished or filed by GasLog to the SEC (when available), at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-194894, 333-230205 and 333-239797), initially filed with the SEC on March 28, 2014, March 12, 2019 and July 10, 2020, respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release Dated May 3, 2021
99.2	Proxy Statement Dated May 3, 2021, Notice of Special General Meeting of Shareholders, Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

GASLOG LTD.,

	by	/s/ Paul A. Wogan
Name: Paul A. Wogan
Title: Chief Executive Officer